Exhibit 99.1

Jiayin Group Inc. Announces Changes in Management

SHANGHAI, January 8, 2021 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced that Mr. Chunlin Fan tendered his resignation from the position as the Company’s Chief Financial Officer due to personal reasons, effective from January 8, 2021. Mr. Dinggui Yan, the Founder, Director and Chief Executive Officer, expressed appreciation for Mr. Fan’s contributions to the development of the Company on behalf of the board of directors and management team of the Company.

Ms. Bei Bai, the current Financial Controller of the Company, and Ms. Jin Chen, the current Investment and Finance Director of the Company, have been appointed as the Co-Chief Financial Officers of the Company, effective from January 8, 2021.

Ms. Bai, the current Financial Controller, joined the Company as the Director of Investor Relations in August 2018. Prior to joining the Company, Ms. Bai held various positions at PricewaterhouseCoopers Zhong Tian LLP, Shanghai Branch from 2006 to 2018, including manager and senior manager. Ms. Bai received her bachelor’s degree in economics from Shanghai University of Finance and Economics in 2006. Ms. Bai is also a member of Chinese Institute of Certified Public Accountants and American Institute of Certified Public Accountants.

Ms. Chen joined the Company as the Investment and Finance Director in September 2019. Prior to joining the Company, Ms. Chen served as a coverage banker of TMT sector at Citibank (China) Co., Ltd from 2011 to 2017, leading various capital market deals and launching global finance solutions for Chinese tech giants. Ms. Chen received her MBA from the School of Management, Yale University in 2019, a master’s degree in industrial finance from Zhejiang University in 2011 and a bachelor’s degree in mathematical finance from Zhejiang University in 2009.

The Company noted that there were no disagreements between Mr. Fan and the Company and that his departure is not related to the Company’s operations, policies or practices or any issues regarding the Company's accounting policies and practices.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exhibit 99.1

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bei Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com